Exhibit 99.1

Foamix Names Dr. Stanley Hirsch as Chairman, and Dr. Dalia
Megiddo as a Member of the Board of Foamix Pharmaceuticals

Rehovot, Israel, and Bridgewater, NJ – May 16, 2016 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, today announced the appointment of Stanley Hirsch, D. Phil., as Chairman, and Dalia Megiddo M.D. as a member of its Board of Directors.

Dr. Stanley Hirsch has 27 years of experience in executive positions in the healthcare and biotech industries. Dr. Hirsch received his D. Phil. from Oxford University in cell biology and immunology. He has extensive executive and board level experience in private and publicly listed companies on US and UK exchanges, as well as experience in raising capital and leading mergers and acquisitions. He has set up and managed companies and subsidiaries in Israel, Brazil, UK, China and the USA.

Dr. Hirsch replaces Mr. Meir Eini, a co-founder of Foamix Pharmaceuticals, who is retiring from the Board but will continue as the company’s Chief Innovation Officer and member of the Company’s Executive Management Committee, as well as maintaining responsibility for Investor Relations in Israel.

Dr. Hirsch has served as a member of Foamix’s Board since February 2005, where he had executive responsibility for European Business Development until December 2006. In this role, he was instrumental, inter alia, in executing the Company’s collaboration with Bayer Healthcare AG, which resulted in the development and commercialization of Finacea® Foam.

Currently, he is the CEO and a director of FuturaGene Ltd., an agricultural biotechnology company which has been the first and only company in the world to receive regulatory approval for the commercial deployment of yield enhanced, gene modified trees for the plantation forestry industry. Dr. Hirsch was CEO of FuturaGene during its four-year tenure on the AIM market of the London Stock Exchange, and managed its acquisition by Suzano Pulp and Paper of Brazil in an all-cash transaction.

Dr. Hirsch has also served as general manager of a drug development company, a pharmaceutical marketing company and two diagnostics development companies, and was responsible for business development for a privately held group of healthcare companies. Dr. Hirsch currently serves as a director of Biological Industries Ltd., a developer and manufacturer of bioprocess products. He formerly served as a director of SolGel and at additional private healthcare companies, as well as an advisor to venture capital funds.

Dr. Dalia Megiddo is an experienced healthcare and investment professional in the pharmaceutical and healthcare sectors. She has co-founded a number of pharma companies, including Alcobra Ltd. (Nasdaq: ADHD), Bioblast-Pharma Ltd. (Nasdaq: ORPN) and Chiasma Ltd. (Nasdaq: CHMA). She currently serves as Managing Partner of Expedio Ventures, and previously ran other life science investment funds, including Jerusalem Global Ventures and 7-Health.

Dr. Megiddo serves as a director of Bioblast-Pharma Ltd. She formerly served as a director of Alcobra Ltd., AngioScore Inc., Chiasma (Israel) Ltd., Chiasma Inc., Given Imaging Ltd. (Nasdaq: GIVN) and Elron Electronic Industries Ltd. (Nasdaq: ELRN)

Dr. Megiddo holds an M.D. in Medicine from Hebrew University, Jerusalem, and is a licensed specialist in family medicine. She also holds an M.B.A. degree from the Kellogg Recanati International School of Business (Tel Aviv University and North Western University).

About Foamix Pharmaceuticals

Foamix is a specialty pharmaceutical company focused on the development and commercialization of proprietary, innovative and differentiated topical drugs for dermatological therapy.

The company’s clinical stage product candidates include FMX101, a novel minocycline foam for the treatment of moderate-to-severe acne, now in Phase 3 clinical studies, FMX102 for the treatment of impetigo, FMX103 for the treatment of rosacea, and FDX104, a doxycycline foam for the management of acne-like rash induced by EGFRI anticancer drugs.

In addition, Foamix has development and license agreements relating to its technology with various pharmaceutical companies including Bayer HealthCare, Merz, Allergan and Prestium.

For more information, please visit www.foamixpharma.com.

Forward Looking Statements

This press release may include forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital.  We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Annual Report on Form 20-F (File No. 161477078) filed on March 7, 2016, and elsewhere in that Annual Report. Any forward-looking statements that may be made herein speak only as of the date of this release and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contact: Dorit Hayon Foamix Pharmaceuticals Ltd. +972-8-9316233 IR@foamixpharma.com	U.S. Investor Relations Michael Rice LifeSci Advisors, LLC 646-597-6979 mrice@lifesciadvisors.com